INTERNATIONAL COMMERCIAL TELEVISION INC.

COMMENT LETTER RESPONSES FOR FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Form 10-KSB for Fiscal Year Ended December 31, 2007

September 23, 2008

To Whom It May Concern,

International Commercial Television Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filling;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kelvin Claney
Name: Kelvin Claney
Title: President and CEO,
Secretary and Director,
Chairman of the Board